EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders

Microsemi Corporation:

We consent to the use of our reports dated March 1, 2006, with respect to the consolidated balance sheets of Advanced Power Technology, Inc. as of December 31, 2005 and 2004, the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.

/s/ KPMG LLP

Portland, Oregon

July 7, 2006